August 22, 2006

Tia L. Jenkins
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington D.C., 20549-7070

         Re:      Marwich II, Ltd.
                  Form 10-KSB for Fiscal Year Ended January 31, 2006 Form 10-QSB for Fiscal Quarter Ended
                  April 30, 2006
                  File No. 0-51354

Dear Ms. Jenkins:

          This letter responds to certain comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Marwich II, Ltd., (the "Company") dated July 21, 2006.

For your convenience, we have included each of the Staff's comments in italics before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

Form 10-KSB for Fiscal Year  Ended January 31, 2006

Item 8A. Controls and Procedures

STAFF COMMENT 1.

Revise to include the disclosures required by Item 307 and Item 308(c) of Regulation S-B.

     Response:

     We have filed a Form 10-KSB/A for the fiscal year ended January 31, 2006 with the SEC on August 22, 2006 to include the disclosures required by Item 307 and Item 308(c) of Regulation S-B.

Tia L. Jenkins
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
August 22, 2006
Page 2


Form 10-QSB for Fiscal Quarter Ended April 30, 2006

Item 3 - Controls and Procedures

STAFF COMMENT 2.

Revise to include the disclosures required by Item 307 and Item 308(c) of Regulation S-B.

     Response:

     We have filed a Form 10-QSB/A for the quarter ended April 30, 2006 with the SEC on August 22, 2006 to include the disclosures required by Item 307 and
     Item 308(c) of Regulation S-B.

Exhibits 31.1 and 31.2

STAFF COMMENT 3.

The SEC rules under Section 302 of the Sarbanes-Oxley Act require that the language of the 302 certification not be altered. Item 601 (b)(31) states that the certification must be provided exactly as stated therein. We note multiple differences between the language of your certification and the language that is required. Please revise your certifications accordingly.

     Response:

     We have filed a Form 10-QSB/A for the quarter ended April 30, 2006 with the SEC on August 22, 2006 to include as Exhibits 31.1 and 31.2 the certifications required by Section 302 of the Sarbanes-Oxley Act and Item 601 (b)(31).

The Company acknowledges that:

      - The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

      - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tia L. Jenkins
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
August 22, 2006
Page 3

      We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Alisande Rozynko, Company counsel, at 415-955-8900.


                                           Sincerely,


                                           /s/ Timothy Morris
                                           --------------------------
                                           Timothy Morris
                                           Chief Executive Officer

Enclosures
cc: Alisande Rozynko, Esq.
Crone Rozynko LLP